VIA EDGAR

July 27, 2016

Ms. Marianne Dobelbower
Examiner
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Cross Shore Discovery Fund (“Fund”)
File No. 811-22976

Dear Ms. Dobelbower:

This letter confirms our receipt of your oral comments provided on July 25, 2016 to Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2016 (accession number 0001193125-16-621388). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

The Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed in the Comment Letter and Our Responses:

COMMENT 1. In Footnote 3 in the Summary of Fund Expenses section and elsewhere in the prospectus, you state, “Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three (3) fiscal years following the fiscal year during which such reimbursement or reduction was made…”. Please represent that you will revise this language in a prospectus filed pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (“Rule 497”), to state that such expenses reimbursed and/or fees reduced by the Adviser may be recouped for a period of three (3) years after the date of the expense reimbursement or fee reduction.

RESPONSE 1. The Fund represents that it will revise the language accordingly in a prospectus filed pursuant to Rule 497 once the Registration Statement is declared effective.

COMMENT 2. In a filing pursuant to Rule 497, please delete the financial statements included in Exhibit A of the Statement of Additional Information relating to Cross Shore Discovery Fund, Ltd.

RESPONSE 2. The Fund confirms that it will delete such financial statements in a filing pursuant to Rule 497.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence